Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

October 3, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 17, 2025, The Nasdaq Stock Market (the "Exchange") received from WesBanco, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Depositary Shares each representing 1/40th interest in a share of

7.375% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock,

Series B

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature: Eun Ah Choi]